August 21, 2026

Megan Belter

M3 INSURANCE SOLUTIONS INC
828 JOHN NOLEN DRIVE
MADISON, Wl 53713-2830

RE:	MADISON INVESTMENT HOLDINGS, INC.

Dear Megan:

Enclosed is our Asset Management Protector Endorsement for delivery as an amendment to the policy for the above referenced Insured.

Please let me know if I can be of further assistance.

Sincerely,

Shelby A Gooldy

CHUBB SPECIALTY INSURANCE

tjs

Chubb Group of Insurance Companies	525 W Monroe Street	312.775.3100
	Suite 700	Fax 312.454.4401
	Chicago, IL 60661

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: October 30, 2026	Federal Insurance Company

Endorsement/Rider No. 27

To be attached to and
form a part of Policy No. 8250-7919

Issued to: MADISON INVESTMENT HOLDINGS, INC.

DELETE ENDORSEMENT(S) ENDORSEMENT

In consideration of the premium charged, it is agreed that Endorsement Number(s) 15 is/are deleted.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-15177 (06/2009)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: October 30, 2026	Federal Insurance Company

Endorsement/Rider No. 28

To be attached to and
form a part of Policy No. 8250-7919

Issued to: MADISON INVESTMENT HOLDINGS, INC.

SCHEDULE OF INVESTMENT COMPANIES ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (F)(1) of Section II., Definitions, the following registered investment company(ies) are included within the definition of Investment Company:

Madison Funds Trust:

Madison Conservative Allocation Fund
Madison Moderate Allocation Fund
Madison Aggressive Allocation Fund
Madison Tax-Free National Fund
Madison High Quality Bond Fund
Madison Core Bond Fund
Madison Diversified Income Fund
Madison Covered Call & Equity Income Fund
Madison Dividend Income Fund
Madison Large Cap Fund
Madison Mid Cap Fund
Madison Small Cap Fund
Madison ETFs Trust:

Madison Short-Term Strategic Income ETF
Madison Aggregate Bond ETF
Madison Covered Call ETF
Madison Dividend Value ETF
Madison Mid Cap ETF
Ultra Series Fund Trust:

Conservative Allocation Fund
Moderate Allocation Fund
Aggressive Allocation Fund
Core Bond Fund
Diversified Income Fund
Large Cap Value Fund
Large Cap Growth Fund
Mid Cap Fund

Madison Target Retirement 2020 Fund
Madison Target Retirement 2030 Fund

14-02-13803 (01/2008)	Page 1

Madison Target Retirement 2040 Fund

Madison Target Retirement 2050 Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13803 (01/2008)	Page 2

DELETE AN ENDORSEMENT

Named Assured		Endorsement Number
MADISON FUNDS TRUST		3
Bond Number	Bond Period	Effective Date of Endorsement
J06102773	12-15-2025 to 12-15-2026	October 30, 2026
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Endorsement Number(s) 2 in its entirety.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51460 (02/19)	Page 1 of 1

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured		Endorsement Number
MADISON FUNDS TRUST		4
Bond Number	Bond Period	Effective Date of Endorsement
J06102773	12-15-2025 to 12-15-2026	10-30-2026
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds:

Madison Covered Call & Equity Strategy Fund

Madison Funds Trust: Madison Conservative Allocation Fund Madison Moderate Allocation Fund Madison Aggressive Allocation Fund Madison Tax-Free National Fund Madison High Quality Bond Fund Madison Core Bond Fund Madison Diversified Income Fund Madison Covered Call & Equity Income Fund Madison Dividend Income Fund Madison Large Cap Fund Madison Mid Cap Fund Madison Small Cap Fund

Madison ETFs Trust: Madison Short-Term Strategic Income ETF Madison Aggregate Bond ETF Madison Covered Call ETF Madison Dividend Value ETF Madison Mid Cap ETF

Ultra Series Fund Trust: Conservative Allocation Fund Moderate Allocation Fund Aggressive Allocation Fund Core Bond Fund Diversified Income Fund Large Cap Growth Fund Mid Cap Fund Madison Target Retirement 2020 Fund Madison Target Retirement 2030 Fund Madison Target Retirement 2040 Fund Madison Target Retirement 2050 Fund and Large Cap Value Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (08/21)	Page 1 of 1